SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

SEC Registration No. 333-43593

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC.
360 East Jackson Street
Medford, OR 97501

LITHIA MOTORS, INC.
SALARY REDUCTION
PROFIT SHARING PLAN

     INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM’S AUDITOR’S REPORT
     AND
FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008
Schedule H, Line 4i – Schedule of assets (held at end of year)	11

EXHIBIT INDEX
Consent of Independent Registered Public Accounting Firm	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Lithia Motors, Inc. Salary
Reduction Profit Sharing Plan

We have audited the financial statements of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007 and for the year ended December 31, 2008, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 25, 2009

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS
Investments, at fair value
Registered investment companies	$31,625,370	$53,539,492
Common collective trust	9,160,337	8,970,267
Lithia Motors, Inc. Class A Common Stock	2,781,211	5,047,145
Participant loans	3,703,750	3,911,262
	47,270,668	71,468,166

Employer's contribution receivable	25,407	1,042,725
	47,296,075	72,510,891

LIABILITIES
Excess participant contributions payable	(373)	(33,195)
Net assets available for benefits at fair value	47,295,702	72,477,696

Adjustment from fair value to contract value for
fully-benefit responsive investment contracts	739,473	162,180

NET ASSETS AVAILABLE FOR BENEFITS	$48,035,175	$72,639,876

See Notes to Financial Statements	Page 2

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income (loss)
Net depreciation in fair value of investments	$(26,266,433)
Interest and dividends	3,422,972

(22,843,461)

Contributions
Employer's	29,906
Participants'	10,683,457
Rollovers	314,529

11,027,892

(11,815,569)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	12,555,983
Administrative expenses	233,149
12,789,132

NET DECREASE IN NET ASSETS	(24,604,701)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	72,639,876

End of year	$48,035,175

See Notes to Financial Statements	Page 3

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
 NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of Lithia Motors, Inc. and its subsidiaries (the Company) as defined in plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions – Each year, the Company contributes to the Plan an amount determined annually by the Company’s senior management. For employee contributions made in 2008 the Company contributed 5% on the first $2,500 of the employee contributions. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g). The Plan also permits the automatic enrollment of eligible employees in the Plan with a contribution of 3% of eligible compensation, unless the employee affirmatively elects otherwise. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers investments in various registered investment companies, a common collective trust managed by DWS Scudder as well as shares of Class A Common Stock of the Company.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Participant Loans – Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range up to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of prime + 1% (from 4.25% to 10.5% as of December 31, 2008) at the time the loan is issued. Principal and interest are paid ratably through semimonthly payroll deductions.

Forfeited Accounts – Forfeited non-vested accounts at December 31, 2008 and 2007 totaled $211,368 and $206,489, respectively, and are used to reduce future employer contributions. Forfeitures utilized in 2009 to reduce the employer’s contribution for the year ended December 31, 2008 amounted to $234,830.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
 NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

As required by FSP AAG INV-1, the Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investment in a common/collective trust which has underlying assets in investment contracts, as well as the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is reasonably possible, given the level of risk associated with investment securities, changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Substantially all expenses except for audit and legal fees relating to the Plan are paid by the Plan.

NOTE 3 - FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted new requirements for fair value measurements, which establish a single authoritative definition of fair value and sets out a framework for measuring fair value.

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1:
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
 NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

Level 2:
Inputs to the valuation methodology include:

  Quoted prices for similar assets or liabilities in active markets;

  Quoted prices for identical or similar assets or liabilities in inactive markets;

  Inputs other than quoted prices that are observable for the asset or liability;

  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 from those used in prior years.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at quoted market prices which represent the net asset value (NAV) of shares held by the Plan at year end.

Fully benefit-responsive common/collective trust fund: Valued at fair value based on the underlying investments as traded in an exchange or active market.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
 NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds	$31,625,370			$31,625,370
Common stock	2,781,211			2,781,211
Common collective trust		$9,160,337		9,160,337
Participant loans			$3,703,750	3,703,750
Total assets at fair value	$34,406,581	$9,160,337	$3,703,750	$47,270,668

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Participant loans
Balance, beginning of year	$ 3,911,262
Purchases, sales, issuances and settlements (net)	(207,512)
Balance, end of year	$ 3,703,750

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 5 – INCOME TAX STATUS

The Plan obtained its latest determination letter on May 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from federal taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
 NOTES TO FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS

The following presents investments that represent 5% or more of Plan net assets at:

December 31,
	2008	2007

Registered investment companies
BR Health SCI Opport Port Fund - A	$2,890,584	$4,028,769
AM FNDS Europacific Growth Fund	$2,556,470	$5,246,411
MFS Total Return Fund - A	$2,986,783	$2,784,327
DWS S&P 500 Index Fund -S	$2,633,199	$4,576,313
Growth Fund of America -R3	$2,776,866	$5,116,757
Templeton Developing Markets Fund -A*	$1,763,463	$4,640,547
DWS Dreman High Return Equity Fund -A*	$2,085,420	$4,197,104
DWS Stable Value Fund A	$9,899,810	$9,132,447
Lithia Motors, Inc. Common Stock	$2,776,768	$4,977,321
Participant Loans	$3,703,750	$3,911,262
* Less than 5% current year, but greater than 5% prior year

For the year ended December 31, 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, depreciated in value as follows:

December 31, 2008
Registered investment companies	$(21,216,230)
Lithia Motors, Inc. Class A Common Stock	$(5,050,203)
Total	$(26,266,433)

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per
the financial statements	$48,035,175	$72,639,876

Employer contributions receivable
not accrued on Schedule H of Form 5500	(25,407)	(1,042,725)

Benefits payable accrued on Schedule H of
Form 5500 but not on financial statements	(77,265)	(30,086)

Excess participant contributions payable
not accrued on Schedule H of Form 5500	373	33,195

Net assets available for benefits per
Schedule H of Form 5500	$47,932,876	$71,600,260

The following are reconciliations of employer and employee contributions and distributions per the financial statements for the year ended December 31, 2008 to Schedule H of Form 5500 as the Form 5500 is prepared on a cash basis while the financial statements are prepared on the accrual basis of accounting:

Year Ended
December 31, 2008
Employer contributions per the
financial statements	$29,906

Plus 2007 employer contributions received
by the Plan in 2008 not accrued on
Schedule H of Form 5500	1,042,725

Less 2008 employer contributions received
by the Plan in 2009 and not accrued
on Schedule H of Form 5500	(25,407)

Employer contributions per Schedule H
of Form 5500	$1,047,224

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (Continued)

Year Ended
December 31, 2008
Employee contributions per the
financial statements	$10,683,457

Excess participant contributions for 2008	373

Excess contribution payable for 2007	(33,195)

Actual excess contributions during
2008 relating to 2007	32,693

Employee contributions per the
Schedule H of Form 5500	$10,683,328

Year Ended
December 31, 2008
Benefits paid to participants per the
financial statements	$12,555,983

Less benefits payable accrued for 2007	(30,086)

Benefits payable accrued for 2008 on Schedule H
of Form 5500 but not on financial statements	77,265

Excess contributions during 2008 relating to 2007	32,693

Total benefits paid per the
Schedule H of Form 5500	$12,635,855

NOTE 8 – TRANSACTIONS WITH PARTIES-IN-INTEREST AND RELATED PARTIES

Transactions in shares of the Plan Sponsor’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2008, the Plan purchased $3,859,156 and sold $1,311,846 of the Plan Sponsor’s common stock.

Certain Plan investments are managed by DWS Scudder, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

SUPPLEMENTAL SCHEDULE

LITHIA MOTORS, INC.
     SALARY REDUCTION PROFIT SHARING PLAN SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2008
EIN 93-0572810 PN 003

		(c) Description of investment including
(b) Identify of issue, borrower, lessor, or		maturity date, rate of interest,	Number of
(a) similar party		collateral, par, or maturity value	Shares	(d) Cost	(e) Current value
*	DWS Stable Value Trust Fund - A	Common/Collective Trust	N/A	N/A	$9,899,810
*	DWS Commodity Securities Fund - A	Registered Investment Company	21,042	N/A	61,232
	Amrcent Inflation -ADJ BDN Fund - ADV	Registered Investment Company	110,124	N/A	1,159,603
	Dreyfus Premier SMCP Val Fund - A	Registered Investment Company	52,067	N/A	565,963
	BR Health SCI Opport Port Fund - A	Registered Investment Company	132,839	N/A	2,890,584
	Allianz RCM Global Tech Fund - A	Registered Investment Company	39,014	N/A	913,714
	AM FNDS Europacific Growth Fund	Registered Investment Company	92,760	N/A	2,556,470
	GS High Yield Fund - A	Registered Investment Company	134,113	N/A	677,328
	Templeton Developing Markets Fund - A	Registered Investment Company	136,915	N/A	1,763,463
	Hartford Capital APPR Fund - R4	Registered Investment Company	81,269	N/A	1,864,310
	GS Mid Cap Value Fund - A	Registered Investment Company	18,022	N/A	397,562
	Allianz CCM Mid Cap Fund	Registered Investment Company	95,644	N/A	1,434,659
	MFS Utilities Fund Class A	Registered Investment Company	121,333	N/A	1,417,165
	MFS Total Return Fund - A	Registered Investment Company	261,082	N/A	2,986,783
	Alger Smallcap Growth Fund - A	Registered Investment Company	226,803	N/A	925,355
*	DWS S&P 500 Index Fund - S	Registered Investment Company	219,616	N/A	2,633,199
	Growth Fund of America - R3	Registered Investment Company	137,469	N/A	2,776,866
*	DWS Lifecompass 2015 Fund - A	Registered Investment Company	180,284	N/A	1,489,144
*	DWS Lifecompass 2020 Fund - A	Registered Investment Company	17,843	N/A	172,368
*	DWS Core Fixed Income Fund - A	Registered Investment Company	260,922	N/A	2,272,628
*	DWS Global Opportunities Fund - A	Registered Investment Company	17,169	N/A	361,399
*	DWS Lifecompass 2030 Fund - A	Registered Investment Company	33,056	N/A	220,155
*	DWS Dreman High Return Equity Fund - A	Registered Investment Company	85,997	N/A	2,085,420
*	Company Stock Pending Fund	Other Investments	N/A	N/A	4,443
*	Lithia Motors, Inc. Common Stock	Common Stock	851,769	N/A	2,776,768
*	Participant Loans	Interest Rates (4.25% to 10.5%)	N/A	N/A	3,703,750
					$48,010,141
N/A - Cost is not applicable as these are participant directed investments. * - Party in interest to the Plan

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      June 29, 2009                                          LITHIA MOTORS, INC.
                                                                              SALARY REDUCTION PROFIT SHARING PLAN TRUST

                                                                              By:  /s/Jeffery B. DeBoer
                                                                                     Jeffery B. DeBoer, Vice President of
                                                                                     Lithia Motors Support Services, Inc., Administrator

EXHIBIT INDEX

Exhibit                                Description
23                                      Consent of Independent Registered Public Accounting Firm